Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and
       Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934,
                                                                      As amended
                                        Filer: FleetBoston Financial Corporation

                              Subject Company: FleetBoston Financial Corporation
                                                  Commission File Number: 1-6366


ON JANUARY 30, 2004, FLEETBOSTON FINANCIAL CORPORATION, A RHODE ISLAND CORPORATION, MAILED THE FOLLOWING QUARTERLY SHAREHOLDER UPDATE TO ITS
SHAREHOLDERS:


The fourth quarter capped a year of tremendous progress and achievement for FleetBoston Financial and provided very strong momentum for entering 2004 and the pending merger with Bank of America. Net income for the fourth quarter totaled $732 million, or $.68 per share, compared with net income of $261 million, or $.24 per share, in the fourth quarter of last year. Overall, for 2003, net income was $2.6 billion, or $2.45 per share, compared with $1.2 billion, or $1.12 per share, in 2002.

The strong growth in net income was driven by the Corporation's strategy to concentrate on proven business strengths and improve its risk profile. The Corporation's three major domestic businesses individually grew their earnings for each of the past three quarters, reflecting steady improvement in customer favorability and product usage.

Revenues in the fourth quarter grew by 7% over the prior year. The Corporation's risk-reduction efforts resulted in an additional decline in nonperforming asset levels from the third quarter of approximately $400 million, or 16%, bringing the full-year reduction to 43%. Credit costs continued to decline and were well below the prior year. Also improving the prior-year comparisons was the return to profitability of our businesses in Argentina and Principal Investing in the second half of the year.

By vigorously focusing on our competitive strengths and reducing risks, we were able to re-ignite the earnings power of this company. One of our key priorities in 2003 was to leverage our strong brand and seize the potential of our attractive client base. The growth in revenues and customer satisfaction during the year and the steady quarter-over-quarter net income improvement in our major business lines attest to our success in meeting the financial needs of our customers and shareholders.

As credit losses approach more traditional levels, we are focused on increasingly driving earnings growth through higher revenue. Looking ahead, the product benefits brought to our customers by Bank of America add to our confidence in achieving this growth.

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Page 2 of 4

Among our earnings highlights for the fourth quarter:

o Total revenues were $3.1 billion for 2003, with 7% growth from the fourth quarter of last year. Growth was driven by improved net interest income and higher levels of capital markets-related revenue, banking fees and investment services revenue.

o The net interest margin improved by 23 basis points from the third quarter to 3.91%, comparable to the prior-year level.

o Net loan chargeoffs, including those from our business in Argentina, continued to decline and totaled $250 million in the fourth quarter compared to $321 million in the third quarter and $607 million in the prior year quarter. Our Argentina business reported total net loan recoveries in the fourth quarter of $1 million compared to net chargeoffs of $56 million and $157 million in prior periods respectively.

o Total assets at December 31, 2003 were $200 billion, compared with $190 billion at December 31, 2002, due primarily to higher levels of consumer loans and securities, partially offset by declines in domestic commercial loans and Latin American exposures.

o Stockholders' equity amounted to $18 billion at December 31, 2003, with a common equity-to-assets ratio of 9%.

We are very pleased with our progress and look forward to completing our announced merger with Bank of America. We remain enthusiastic about the benefits and growth prospects this combination will bring to our shareholders, customers, employees and communities.


Chad Gifford                                            Gene McQuade
Chairman and CEO                                        President and COO

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from estimates. These risks and uncertainties include, among other things, (1) the Bank of America/FleetBoston merger does not occur, or does not close within the expected time frame; (2) expected cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) costs or difficulties related to the integration of the businesses of Bank of America and FleetBoston may be greater than expected; (5) changes in general political and economic conditions, either domestically or internationally; (6) continued economic, political and social uncertainties in Latin America; (7) developments concerning credit quality, including the resultant effect on the levels of the provision for credit losses, nonperforming assets, net charge-offs and reserve for credit losses of FleetBoston or the combined company; (8) continued weakness in domestic commercial loan demand, and the impact of that weakness on the corporate lending activities of FleetBoston or the combined company; (9) changes in customer borrowing, repayment, investment and deposit practices; (10) interest rate and currency fluctuations, equity and bond market fluctuations and inflation; (11) changes in the mix of interest rates and maturities of interest earning assets and interest bearing liabilities of FleetBoston or the combined


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Page 3 of 4


company; (12) developments concerning the global capital markets and the resultant impact on the principal investing and other capital markets-related businesses of FleetBoston or the combined company and the wealth management and brokerage businesses of FleetBoston or the combined company, as well as the availability and terms of funding necessary to meet FleetBoston's or the combined company's liquidity needs; (13) changes in competitive product and pricing pressures within the markets of FleetBoston or the combined company;
(14) legislative or regulatory developments, including changes in laws or regulations concerning taxes, banking, securities, capital requirements and risk-based capital guidelines, reserve methodologies, deposit insurance and other aspects of the financial services industry; (15) changes in accounting rules, policies, practices and procedures; (16) legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving FleetBoston, the combined company and their respective subsidiaries; (17) the effectiveness of instruments and strategies used to hedge or otherwise manage exposure to various types of market and credit risk; and
(18) the effects of terrorist activities or other hostilities, including geopolitical stresses in the Middle East and other areas. For further information, please refer to FleetBoston's reports filed with the SEC.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER
Bank of America and FleetBoston have filed a Joint Proxy Statement/Prospectus and other documents regarding the merger between them (the "Merger") with the Securities and Exchange Commission ("SEC"). Bank of America and FleetBoston will be mailing the Joint Proxy Statement/Prospectus to their respective stockholders. This document, and documents incorporated into that document by reference, will contain important information about the Merger, and Bank of America and FleetBoston urge you to read them.

You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "SEC Documents." You may also obtain these documents, free of charge, from FleetBoston's website (www.fleet.com) under the tab "About Fleet" and then under the heading "Investor Relations" and then under the item "SEC Filings."

PARTICIPANTS IN THE MERGER
Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with the Merger. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America's executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston's executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.

                              FLEETBOSTON FINANCIAL
                          SELECTED FINANCIAL HIGHLIGHTS


DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA
THREE MONTHS ENDED DECEMBER 31,                                            2003                     2002
-------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA
Net income (loss)                                               $           732         $            261
   Continuing operations                                                    732                      297
   Discontinued operations                                                  ---                      (36)
Total revenue                                                             3,067                    2,874
Noninterest expense                                                       1,723                    1,665
Provision for credit losses                                                 195                      750

-------------------------------------------------------------------------------------------------------------

PER COMMON SHARE
Market value (period-end)                                      $          43.65         $          24.30
Cash dividends declared                                                     .35                      .35
Book value (period-end)                                                   16.94                    15.78

-------------------------------------------------------------------------------------------------------------

AT DECEMBER 31
Assets                                                         $        200,235         $        190,453
Securities                                                               31,370                   30,425
Loans and leases                                                        128,949                  120,380
Reserve for credit losses                                                (3,074)                  (3,864)
Deposits                                                                137,764                  125,814
Total stockholders' equity                                               18,280                   16,833

-------------------------------------------------------------------------------------------------------------

RATIOS
Return on assets                                                           1.49   %                  .55   %
Return on equity                                                          16.36                     6.12
Net interest margin                                                        3.91                     3.90
Efficiency ratio                                                           56.2                     57.9
Total equity/assets (period-end)                                           9.13                     8.84

-------------------------------------------------------------------------------------------------------------


NET INCOME (LOSS) PER COMMON SHARE
---------------------------------------------------------------------------------------------------------------------------
Diluted                                                      1st Qtr      2nd Qtr     3rd Qtr      4th Qtr      YTD
---------------------------------------------------------------------------------------------------------------------------
                                                2003               .54          .59         .64          .68         2.45
---------------------------------------------------------------------------------------------------------------------------
                                                2002               .70         (.37)        .55          .24         1.12
---------------------------------------------------------------------------------------------------------------------------
                                                2001               .12          .48         .70         (.49)         .83
---------------------------------------------------------------------------------------------------------------------------
